Trust for Advisor Solutions
615 East Michigan Street | Milwaukee, Wisconsin 53202

 October 25, 2016

VIA EDGAR TRANSMISSION

Ms. Karen Rossotto
Ms. Christina DiAngelo Fettig
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Trust for Advisor Solutions (the “TAS Trust”) Registration Statement on Form N-14 File No. 333-213670

Dear Mesdames Rossotto and DiAngelo Fettig:

Attached for filing, please find Pre-Effective Amendment No. 1 to the TAS Trust’s Registration Statement on Form N‑14 with respect to the Hatteras Long/Short Equity Fund (the “Acquiring Fund” or the “Fund”), a series of the TAS Trust, in connection with the reorganization (the “Reorganization”) of the Long/Short Equity Portfolio (the “Target Portfolio” or the “Portfolio”), a series of the Underlying Funds Trust (the “UFT Trust”), into the Acquiring Fund. The purpose of this filing is to respond to comments that the TAS Trust received from you on October 4, 2016 and October 14, 2016 with respect to the Form N-14. For your convenience, your comments have been reproduced with responses following each comment.

Comment 1.	Please confirm which entity will be the accounting survivor and provide an analysis under North American Security Trust, SEC No-Action Letter (Aug. 5, 1994).

Response:	The Acquiring Fund will be the accounting survivor, and the analysis of such determination is attached as Exhibit 1.

Comment 2.	Please file an updated auditor’s consent with respect to each of the TAS Trust and UFT Trust, as of a date within five days of the date of the pre-effective amendment.

Response:	The consent for each of the TAS Trust’s and UFT Trust’s independent registered public accounting firm will be filed with the pre-effective amendment to the TAS Trust’s Registration Statement on Form N-14.

Comment 3.	Please provide the legal analysis for not seeking shareholder approval for the proposed reorganization.

Response:	The reorganization falls under Rule 17a-8 of the Investment Company Act of 1940 (the “1940 Act”), which permits reorganizations of affiliated investment companies to occur without shareholder approval provided the following conditions are met:

(1)	No policy of the Target Portfolio that, under Section 13 of the 1940 Act, could not be changed without shareholder approval (“fundamental investment policies”) is “materially different” from a policy of the Acquiring Fund.

(2)	No advisory contract between the Target Portfolio and any investment adviser thereof is “materially different” from an advisory contract between the Acquiring Fund and any investment adviser thereof, except for the identity of the investment companies as a party to the contract.

(3)	The members of the Board of the Target Portfolio who are not “interested persons” of the Target Portfolio (“Independent Trustees”) and who were elected by their shareholders must comprise a majority of the Independent Trustees of the Acquiring Fund.

(4)	Any distribution fees (as a percentage of average net assets) authorized to be paid by the Acquiring Fund pursuant to a Rule 12b-1 Plan are no greater than the distribution fees (as a percentage of average net assets) authorized to be paid by the Target Portfolio pursuant to such a plan.

All four conditions are satisfied with regard to the Reorganization:

(1)	The fundamental investment policies of the Target Portfolio are the same as the policies of the Acquiring Fund. Also, as indicated in the Acquiring Fund’s Registration Statement, the Acquiring Fund has a similar investment objective and similar investment policies and risks as the Target Portfolio.

(2)	Shareholders of the Acquiring Fund are being asked to approve a change in the Acquiring Fund’s management fee to implement the same 1.75% fee that is currently paid by the Target Portfolio (and indirectly paid by the Acquiring Fund). Upon approval of such proposal, on which the Reorganization is conditioned, the Acquiring Fund will have the same management fee as the Target Portfolio. The other terms of the advisory agreements for the Acquiring Fund and the Target Portfolio are substantially similar.

(3)	The same individuals, all of which have been elected by shareholders, make up the Board of Trustees of the Acquiring Fund and the Target Portfolio, and therefore the Independent Trustees of the Acquiring Fund who were elected by their shareholders are identical to the Independent Trustees of the Target Portfolio who were elected by their shareholders.

(4)	Like the Target Portfolio, the Class H shares of the Acquiring Fund will not charge any distribution fees.

Therefore, shareholder approval of the Reorganization is not required under Rule 17a-8.

Comment 4.	Please confirm that there have not been any changes since December that would have impacted the Board’s decision to adopt the resolutions on April 22, 2015 and December 9, 2015 and the resolutions are sufficient to approve the Reorganization.

Response:	The TAS Trust has determined that the resolutions adopted by the Board on April 22, 2015 to approve the Reorganization and on December 9, 2015 to approve the new management fee are sufficient to support the Reorganization as described in the Form N-14 and that no additional approvals are necessary. Additionally, the TAS Trust confirms that no changes have occurred since December that would have impacted the Board’s decision to adopt the aforementioned resolutions.

Comment 5.	Please consider including the last two sentences of the second paragraph in the “Questions and Answers – How Will the Organization Work?” section in the shareholder letter.

Response:	The requested change has been made.

Comment 6.	Please confirm that Form N-1A does not require the tables in the “Comparison of Current Fees and Expenses” section on page 4 of the proxy/prospectus, to include an “All Other Expenses” line item as a sub-caption of “Other Expenses”.

Response:	The TAS Trust confirms that Item 3 of Form N-1A does not require an “All Other Expenses” line item.

Comment 7.	Please confirm that, pursuant to Item 3 of Form N-14, all fees in the proxy/prospectus fee table represent current fees for the registrant.

Response:	The TAS Trust so confirms.

Comment 8.	Please confirm that the fee table in the Acquiring Fund’s registration statement on Form N-1A will match the fees contained in the Form N-14.

Response:	The TAS Trust so confirms.

Comment 9.	Please include disclosure in the “Example of Effect on Fund Expenses” section that indicates that the expense example only takes the Expense Cap into account for the first year.

Response:	The penultimate sentence in the aforementioned section now reads: “The Example also assumes that your investment has a 5% return each year, and that the total annual operating expenses remain the same (taking into account the Expense Cap only in the first year).”

Comment 10.	Please confirm that any expenses subject to recoupment in the Target Portfolio will not be carried over to the Acquiring Fund after the Reorganization.

Response:	The TAS Trust so confirms.

Comment 11.	Please include disclosure regarding the risks associated with high portfolio turnover.

Response:	The following disclosure has been added to the “Comparison of Principal Risks” section:

High Portfolio Turnover Risk: The Fund’s investment strategy may result in high turnover rates. In addition, the Fund’s portfolio turnover rate may increase in response to meeting liquidity needs or increased market volatility, or both. A high portfolio turnover rate may increase the Fund’s short-term capital appreciation and increase brokerage commission costs. To the extent that the Fund experiences an increase in brokerage commissions due to a higher turnover rate, the performance of the Fund could be negatively impacted by the increased expenses incurred by the Fund. Rapid portfolio turnover also exposes shareholders to a higher current realization of capital gains and this could cause you to pay higher taxes.

Comment 12.	Please confirm that all differences between the Acquiring Fund and the Target Portfolio are disclosed in the “Comparison of Fees and Expenses” section.

Response:	The above-referenced section has been revised to present a fee table showing the current fees and expenses of the Target Portfolio alongside the pro forma fees and expenses of the Acquiring Fund’s Class H shares following the Reorganization.

Comment 13.	Pursuant to Rule 11-02(c) of Regulation S-X, please provide both capitalization and pro forma financial information as of the end of the most recent period for which a balance sheet has been prepared.

Response:	The aforementioned information has been recalculated and updated to reflect a June 30, 2016 date.

Comment 14.	Please consider modifying the format of the capitalization table on page 20 of the proxy/prospectus to make it easier to understand.

Response:	The aforementioned table has been modified for improved readability.

Comment 15.	Please explain why the Reorganization was delayed and if the decision to reorganize the Target Portfolio into the Acquiring Fund at this time is the result of the recent and significant drop in Fund assets, please include disclosure explaining its role in that decision.

Response:	The TAS Trust confirms that the recent change in Fund assets did not play a role in the decision to reorganize the Target Portfolio into the Acquiring Fund at this time. The TAS Trust notes that the Reorganization process commenced in May 2015, but was delayed due to a then-forthcoming change in control of the Advisor, which was completed in January 2016. The Reorganization was further delayed so as to not conflict with the annual update to the Acquiring Fund’s registration statement in April 2016. Consequently, no additional disclosure regarding the decision to proceed with the Reorganization has been added.

Comment 16.	Please confirm whether the fifth paragraph under “Additional Information About the Funds – Investment Advisory Arrangements” accurately describes the services provided by the investment adviser under the advisory agreement.

Response:	The aforementioned paragraph has been deleted as it related to the Funds’ Operating Services Agreement, which has been terminated.

Comment 17.	In the section entitled “Pro Forma Financial Information,” please include disclosure stating that the preparation of the pro forma financials requires the use of estimates and actual results may vary.

Response:	The following disclosure has been added to the above-referenced section:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amount of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Comment 18.	In the section entitled “Pro Forma Financial Information,” please provide additional disclosure explaining the differences between the Acquiring Fund’s current and post-reorganization structures and fees.

Response:	The following disclosure has been added to the aforementioned section:

Under the fund-of-funds structure, Acquiring Fund shareholders indirectly pay Hatteras Funds an annual management fee of 1.75% that is assessed on the net assets of the Target Portfolio.  Upon consummation of the Reorganization, the Acquiring Fund will begin making investments directly, rather than using the fund-of-funds structure. Consequently, shareholders of the Acquiring Fund will pay the 1.75% annual management fee, based on the assets of the Acquiring Fund, directly to Hatteras Funds. The New Management Fee will be in lieu of the fee that was previously assessed on the net assets of the Target Portfolio and is not expected to materially change the management fees ultimately paid by Acquiring Fund shareholders to Hatteras Funds, only the fund directly paying the annual management fee. Additionally, the Acquiring Fund will incur the same type and materially the same amount of expenses related to the implementation of the Fund’s strategy as the Target Portfolio previously incurred.

Comment 19.	Please confirm that the section entitled “Pro Forma Financial Information” addresses each item contained in the Commission’s “2010/11 Investment Company Industry Developments Audit Risk Alert.”

Response:	The TAS Trust confirms that the above-referenced section addresses each item contained in the Commission’s “2010/11 Investment Company Industry Developments Audit Risk Alert.”

* * *

If you have any questions regarding the above responses, please do not hesitate to contact me at (414) 765-4850 or Stacie.Lamb@usbank.com.

Sincerely,

/s/ Stacie L. Lamb
Stacie L. Lamb, Esq.
Secretary

Exhibit 1

The TAS Trust and UFT Trust believe that the Acquiring Fund is the appropriate survivor of the reorganization of the Target Portfolio into the Acquiring Fund for the reasons discussed below.1

Portfolio Management
Hatteras Funds, LP is the investment adviser to both the Target Portfolio and the Acquiring Fund, and Mr.. Hennen is the portfolio manager for both the Target Portfolio and the Acquiring Fund. Additionally, a variety of firms currently serve as sub-advisors to the Target Portfolio, and those firms will continue to serve as sub-advisors to the Acquiring Fund following the reorganization. The identity of those firms is already disclosed in the registration statement for the Acquiring Fund, as the assets of the Acquiring Fund are already effectively managed by the sub-advisory firms given the investment of substantially all of the assets of the Acquiring Fund in the Target Portfolio. Consequently, there will be continuity of management for the Target Portfolio shareholders as a result of the reorganization. This factor is neutral in determining the identity of the accounting and performance survivor.

Expense Structures and Expense Ratios
The expense structure of the Acquiring Fund following completion of the reorganization will reflect the advisory fees of the Target Portfolio (currently paid by the Acquiring Fund through its investment in the Target Portfolio). Additionally, the sales loads and distributions fees for the Acquiring Fund will survive the reorganization, except for the new Class H, which will not have any sales loads or distribution fees, akin to the Target Portfolio. The Acquiring Fund’s contracts with service providers will remain in place following the reorganization. Significantly, the classes of the Acquiring Fund will continue to be publicly offered following the reorganization, whereas the Target Portfolio is not currently publicly offered. Because the expense structures of the Acquiring Fund following the reorganization will more closely resemble those of the Acquiring Fund presently than those of the Target Portfolio, this factor favors the Acquiring Fund as the accounting and performance survivor.

Investment Objectives, Policies and Restrictions
The Acquiring Fund has a similar investment objective as the Target Portfolio.  The Acquiring Fund also has substantially similar strategies and risks as the Target Portfolio and has the same investment restrictions as the Target Portfolio. This factor is neutral in determining the identity of the accounting and performance survivor.

Portfolio Composition
Substantially all of the Acquiring Fund’s holdings are shares of the Target Portfolio. The Target Portfolio’s holdings are a variety of direct investments in securities and other assets. Following the reorganization, the Acquiring Fund’s holdings would reflect the current holdings of the Acquiring Fund, except that the Acquiring Fund’s investment in shares of the Target Portfolio would be replaced with the investments of the Target Portfolio. Consequently, there will be no notable difference in the investment exposure of Acquiring Fund shareholders as a result of the reorganization, and this factor is neutral in determining the identity of the accounting and performance survivor.

Asset Size
Because the Target Portfolio is used as the nearly exclusive underlying investment for the applicable Acquiring Fund, as well as an underlying investment for certain other series of TAS Trust, the Target Portfolio is inherently larger than the Acquiring Fund. This factor favors the Target Portfolio as the accounting and performance survivor.

An additional and significant factor is that the Acquiring Fund, including its Class H shares, will continue to be registered under the Securities Act of 1933 (the “Securities Act”) and publicly offered following the reorganization. In contrast, the Target Portfolio is not registered under the Securities Act and is not currently publicly offered. This factor favors the Acquiring Fund as the accounting and performance survivor.

For these reasons, the TAS Trust and UFT Trust believe that current and future shareholders of the Acquiring Fund will consider the Acquiring Fund’s performance history more relevant to their investment decisions than that of the Target Portfolio, and therefore believe that the Acquiring Fund is the appropriate survivor of the reorganization.

1   See AICPA Accounting and Audit Guide for Investment Companies (factors to determine accounting survivor); see also North American Security Trust, SEC No-Action Letter (Aug. 5, 1994) (factors to determine survivor for performance purposes (the “NAST Factors”)).